# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Bow Mining Corp., CIK 0002067674
CUSIP: 827427105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1401 Idaho Street, Butte, Montana (MT), 59701
Date of event which requires filing of this statement: 10/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001513193

## Reporting persons
- Arbiter Partners Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,538,900; sole dispositive power 0; shared dispositive power 1,538,900; aggregate amount beneficially owned 1,538,900 (5.2% of the class)
- Paul J. Isaac: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 748,773; shared voting power 790,127; sole dispositive power 748,773; shared dispositive power 790,127; aggregate amount beneficially owned 1,538,900 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Silver Bow Mining Corp.
Address of issuer's principal executive offices: 1401 Idaho Street, Butte, MO 59701

## Item 2. Person Filing
Name of person filing:
Arbiter Partners Capital Management LLC
Paul J. Isaac
Address of principal business office or, if none, residence: 530 Fifth Avenue, 20th Fl, New York, NY 10036
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Arbiter Partners Capital Management LLC*
Amount Beneficially Owned: 1,538,900

Paul J. Isaac
Amount Beneficially Owned: 1,538,900

*(1) Arbiter Partners Capital Management LLC acts as investment adviser on behalf of certain managed accounts, including accounts for the benefit of certain affiliated funds and for Mr. Isaac and certain family members.
Percent of class:
Percent of Class (Arbiter Partners Capital Management LLC): 5.2%
Percent of Class (Paul J. Isaac): 5.2%
Sole power to vote or to direct the vote:
Sole power to vote or to direct the vote (Arbiter Partners Capital Management LLC): None
Sole power to vote or to direct the vote (Paul J. Isaac): 748,773
Shared power to vote or to direct the vote:
Shared power to vote or to direct the vote (Arbiter Partners Capital Management LLC): 1,538,900
Shared power to vote or to direct the vote (Paul J. Isaac): 790,127
Sole power to dispose or to direct the disposition:
Sole power to dispose or to direct the disposition of (Arbiter Partners Capital Management LLC): None
Sole power to dispose or to direct the disposition of (Paul J. Isaac): 748,773
Shared power to dispose or to direct the disposition:
Shared power to dispose or to direct the disposition of (Arbiter Partners Capital Management LLC): 1,538,900
Shared power to dispose or to direct the disposition of (Paul J. Isaac): 790,127

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Arbiter Partners Capital Management LLC acts as investment adviser on behalf of certain managed accounts none of which hold more than 5 percent of the class of securities to which this Schedule relates. Such persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the securities to which this Schedule relates.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- Arbiter Partners Capital Management LLC: /s/ Paul J. Isaac, Paul J. Isaac / Manager (11/02/2026)
- Paul J. Isaac: /s/ Paul J. Isaac, Paul J. Isaac (11/02/2026)